# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OVID THERAPEUTICS INC., CIK 0001636651
CUSIP: 690469101
Title of class of securities: COMMON STOCK, $0.001 PAR VALUE
Address of issuer's principal executive offices: 441 Ninth Avenue, 14th Floor, New York, New York (NY), 10001
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-023663
Filed by CIK 0001256153

## Reporting persons
- Jeremy M. Levin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 8,551,502; shared voting power 0; sole dispositive power 8,551,502; shared dispositive power 0; aggregate amount beneficially owned 8,551,502 (4.5% of the class)

## Item 1. Issuer
Name of issuer: OVID THERAPEUTICS INC.
Address of issuer's principal executive offices: 441 Ninth Avenue, 14th Floor, New York, NY, 10001.

## Item 2. Person Filing
Name of person filing: Jeremy M. Levin (the "Reporting Person")
Address of principal business office or, if none, residence:
c/o Ovid Therapeutics Inc.
441 Ninth Avenue, 14th Floor
New York, New York 10001
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the date hereof, the Reporting Person beneficially owns 8,551,502 shares of the Issuer's common stock, which consists of (i) 3,735,048 shares of the Issuer's common stock held directly by the Reporting Person, (ii) 35,461 shares held by Divo Holdings, LLC, a limited liability company managed by the Reporting Person's spouse, (iii) 35,500 shares of common stock issuable upon exercise of Series B warrants, and (iv) 4,745,493 shares of common stock issuable upon the exercise of stock options within 60 days of March 31, 2026.
Percent of class: As of the date hereof, the Reporting Person holds 4.5% of the Issuer's common stock. This percentage is calculated based upon 186,640,102 outstanding shares of the Issuer's common stock, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 (Commission File No. 001-38085) filed with the Securities and Exchange Commission on May 12, 2026.
Sole power to vote or to direct the vote: 8,551,502 shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 8,551,502 shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Jeremy M. Levin: /s/ Jeremy M. Levin, Jeremy M. Levin (05/14/2026)